Exhibit 99.109

CannTrust and Breakthru Beverage Enter Exclusive Partnership in Recreational Cannabis Market in Canada

Breakthru to strategically invest in CannTrust and establish cannabis brokerage operation

Contact:
CannTrust Holdings Inc.	Robb Kristopher at Breakthru Beverage
Investor@canntrust.ca	rkristopher@breakthrubev.com
1-833-688-8778	708-298-3352

VAUGHAN, ON, Sept. 10, 2018 - CannTrust Holdings Inc. (“CannTrust”, TSX: TRST), one of Canada’s leading licensed producers and most trusted brands for medical cannabis, and Breakthru Beverage Group, the largest Canadian beverage alcohol broker of premium spirits, wine and beer brands, have announced the execution of a letter of intent for an exclusive partnership to represent CannTrust’s specialty products to Canadian adult consumers for recreational use. Breakthru will invest in the establishment of a cannabis-focused sales brokerage company and develop a route-to-market platform for CannTrust in Canada, effective when the adult-use recreational market opens October 17, 2018. In addition, Breakthru is aligning as a strategic partner with CannTrust through a company investment, as it sees the organization as a long-term market share leader. The transaction remains subject to typical closing conditions, including the signing of a definitive agreement, completion of due diligence and TSX’s approval of the private placement.

“Breakthru was the first nationally established beverage alcohol broker in Canada and is the country’s leader in representing top beverage alcohol brands in the marketplace.” said Brad Rogers, President of CannTrust. “Their progressive model, sales technology, infrastructure and extensive relationships across Canada make them an ideal fit for our business strategy.”

CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the cannabis industry and is one of Canada’s most trusted producers of medical cannabis. The Company is well positioned to grow nationally with coast to coast distribution agreements and recently announced a deal with the Ontario Cannabis Store to supply a broad range of adult-use products from all three of the Company’s new recreational cannabis brands – liiv, Xscape and Synr.g.

“We’re excited to work with the most respected producer in Canada and leverage our well-established business model, which will put us at the forefront of shaping a high performing organization and socially responsible industry,” explained Danny Wirtz, Vice-Chairman of Breakthru Beverage Group. “This is a logical extension of our expertise and provides a new growth opportunity into this emerging market.”

The respective regulatory regimes for recreational cannabis are in many ways similar to those currently in place for beverage alcohol across Canada. Like Breakthru’s leading role representing many of the top suppliers in the beverage alcohol industry, the sales brokerage operation will work, where permitted by law, directly with provincial control boards and designated retail outlets supporting the sales efforts for the CannTrust portfolio of products.

The cannabis sales brokerage operation will reside in a newly-formed subsidiary of Breakthru Beverage Group and will be entirely separate from its beverage alcohol brokerage, Breakthru Beverage Canada. It will however leverage the company’s North American business insights, strategies, technology and analytic tools to be a differentiator in the marketplace.

“CannTrust has made significant investments in both capacity and innovation with the next generation of products such as edibles and cannabis-infused beverages expected to launch in 2019. We have a nano-technology that enables us to produce cannabis infused beverages neutral in taste, and clear as water. This technology will position us to be a leader in Canada, and in future markets globally.” Rogers added.

An affiliate of Breakthru Beverage Group will be purchasing 902,405 common shares of CannTrust at a purchase price of $10.23 per share for gross proceeds of $9,231,600. In addition, the affiliate of Breakthru Beverage Group will have options to purchase from CannTrust up to an additional 2,000,000 common shares in the aggregate at a price per share equal to a 15% discount of the 5-day volume-weighted average price on the TSX immediately prior to the date the applicable option is exercised, if CannTrust exceeds certain sale thresholds.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

About Breakthru Beverage Group

Breakthru Beverage Group is one of the leading alcohol wholesalers in the United States and the largest broker in Canada representing a full total beverage alcohol portfolio of spirits, wine and beer. Across its North American footprint, Breakthru employs more than 7,000 associates who align a nimble and insightful approach to sales, marketing and operations. Family ownership is active in the business and committed to being stewards of heritage and champions of innovation. For more information, visit www.BreakthruBev.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances, including those relating to: the completion of the Breakthru transaction and the timing, including the purchase of common shares, and the use of proceeds therefrom, as well as the resulting business relationship between Breakthru and CannTrust; and, future product offerings of CannTrust. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with: satisfaction of all closing conditions of the Breakthru transaction; general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

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